Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(104)	$(1,032)	$91	$347	$(1,575)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	1	1	1	1	1
Income (loss) from continuing operations before income taxes and equity earnings	(103)	(1,031)	92	348	(1,574)
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	188	207	187	123	108
Capitalized Interest	(1)	—	1	—	—
Rental expense representative of interest factor	3	5	4	4	4
Total fixed charges	190	212	192	127	112
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	—	—	—	—	—
Less:
Capitalized interest	1	—	(1)	—	—
Total earnings as adjusted	$88	$(819)	$283	$475	$(1,462)

Ratio of earnings to fixed charges	0.46	(b)	1.47	3.74	(d)
Preferred stock dividend requirement	$24	$29	$15	$—	$—
Combined fixed charges and preferred dividends	$214	$241	$207	$127	$112
Ratio of earnings to combined fixed charges and preferred dividends	0.41	(c)	1.37	3.74	(d)
 __________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statements of Operations.

(b)	Earnings are inadequate to cover fixed charges by $1,031 million.

(c)	Earnings are inadequate to cover combined fixed charges and preferred dividends by $1,060 million.

(d)	Earnings are inadequate to cover fixed charges by $1,574 million.